Annual Shareholders Meeting Results
The Fund held its annual meeting of shareholders on December 29, 2004. Common Preferred shareholders voted to reelect Paul Belica as a class II Trustee to serve until 2007 and David C. Flattum as class III Trustee to serve until 2005. Preferred shareholders voted to reelect John J. Dalessandro II as a class II
Trustee to serve until 2007.


The resulting vote count was

                              Affirmative        Withhold Authority

Election of Pual Belica

                                21609776                   184539

Election of David C. Flattum
                               21644845                   149470

Election of John J. Dalessandro  7745                     94

Robert E. Connor, Hans W. Kertess*, and Peter Sullivan continue to serve as Trustees of the Fund.